06004244

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66319 |

AB 3/11/06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen Konrad Asset Management, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1877 South Federal Highway, Suite 101
(No. and Street)

| Boca Raton | FL | 33432 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Allen (800) 579-0864
(Area Code - Telephone Number)

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

| 2699 S. Bayshore Drive | Miami | Florida | 33133 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2006
WASH. D.C.
185

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Robert Gerstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen Konrad Asset Management Corp, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

[signature]
Signature

Chief Financial Officer
Title

Maria Z. Trenzado
Notary Public

MARIA Z. TRENZADO
Notary Public - State of Florida
My Commission Expires May 5, 2009
Commission # DD 426310
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

## CONTENTS

## INDEPENDENT AUDITORS' REPORT

To the Stockholder
Allen Konrad Asset Management Corp.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Allen Konrad Asset Management Corp. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen Konrad Asset Management Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin, Co.

Miami, Florida
January 20, 2006

# ALLEN KONRAD ASSET MANAGEMENT CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

## ASSETS

| | | |
|---|---|---|
| CASH | $ | 141,226 |
| COMMISSIONS RECEIVABLE (NOTE 5) | | 1,427 |
| DEPOSIT AT CLEARING BROKER (NOTE 5) | | 25,000 |
| OTHER ASSETS | | 7,150 |
| DUE FROM RELATED PARTIES (NOTE 6) | | 126,353 |
| PROPERTY AND EQUIPMENT, NET (NOTE 2) | | 4,756 |
| | $ | 305,912 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ | 31,614 |
| Payable to broker (Note 5) | | 2,904 |
| Distribution payable | | 2,020 |
| Total liabilities | | 36,538 |
| LEASE COMMITMENTS (NOTE 3) | | |
| STOCKHOLDER'S EQUITY | | 269,374 |
| | $ | 305,912 |

See accompanying notes.

# ALLEN KONRAD ASSET MANAGEMENT CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **REVENUES** | | |
| Private placement fees (Note 6) | $ | 704,625 |
| Commissions | | 704,038 |
| Interest and dividends | | 3,844 |
| Total revenues | | 1,412,507 |
| **EXPENSES** | | |
| Contributions | | 9,800 |
| Clearing charges | | 19,084 |
| Computer supplies | | 2,319 |
| Depreciation (Note 2) | | 1,634 |
| Dues and subscriptions | | 3,933 |
| Equipment rental (Note 3) | | 17,089 |
| Insurance | | 37,809 |
| Licenses and permits | | 13,946 |
| Meals and entertainment | | 110,672 |
| Office supplies | | 4,378 |
| Other general and administrative | | 17,125 |
| Postage and delivery | | 7,222 |
| Printing and reproduction | | 1,310 |
| Professional fees | | 30,913 |
| Rent (Note 3) | | 56,544 |
| Repairs and maintenance | | 1,241 |
| Salaries and related expenses | | 797,392 |
| Telephone | | 23,151 |
| Travel | | 54,453 |
| Utilities | | 2,609 |
| Total expenses | | 1,212,624 |
| **NET INCOME** | $ | 199,883 |

See accompanying notes.

**ALLEN KONRAD ASSET MANAGEMENT CORP.**
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

| | Common Stock no par value: 1,000 shares authorized, issued and outstanding | Additional Paid-in Capital | Stockholder Loan | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balances - December 30, 2004 | $ 1,000 | $ 377,867 | $( 56,300) | $( 276,056) | $ 46,511 |
| Stockholder contributions | - | 225,000 | - | - | 225,000 |
| Stockholder distributions | - | - | - | ( 202,020) | (202,020) |
| Net income | - | - | - | 199,883 | 199,883 |
| **Balances - December 31, 2005** | **$ 1,000** | **$ 602,867** | **$( 56,300)** | **$( 278,193)** | **$ 269,374** |

See accompanying notes.

**ALLEN KONRAD ASSET MANAGEMENT CORP.**
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 199,883 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 1,634 |
| Changes in operating assets and liabilities: | | |
| Other assets | ( | 6,680) |
| Commissions receivable | | 65,499 |
| Accounts payable and accrued liabilities | | 11,628 |
| Payable to broker | | 2,751 |
| Total adjustments | | 74,832 |
| Net cash provided by operating activities | | 274,715 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Repayments from officer | | 4,307 |
| Advances to related party | ( | 126,353) |
| Net cash used in investing activities | ( | 122,046) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Stockholder contributions | | 225,000 |
| Repayments to parent | ( | 3,500) |
| Stockholder distributions | ( | 200,000) |
| Bank overdraft | ( | 32,943) |
| Net cash used in financing activities | ( | 11,443) |
| **NET INCREASE IN CASH** | | 141,226 |
| **CASH - BEGINNING** | | - |
| **CASH - ENDING** | $ | 141,226 |
| Supplemental Disclosures of Cash Flow Information: | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Description of Business and Organization*

Allen Konrad Asset Management, Corp., (the Company) incorporated on October 10, 2003, in the State of Florida, and on June 16, 2004 received authorization from the National Association of Securities Dealers, Inc. to operate as a registered broker dealer. The Company is a broker-dealer acting in an agency capacity, buying and selling equity, mutual fund, corporate debt, U.S. Government, municipal securities, options and variable life insurance and annuities for its customers and charging a commission. The Company also offers other products and services including selling tax shelters or limited partnerships in primary distributions and private placements of securities.

The Company is a wholly owned subsidiary of Allen Konrad Holdings Corp., (the Parent).

### *Government and Other Regulation*

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

### *Securities Transactions*

Securities transactions and related commission income and clearing costs are reported on a trade date basis.

### *Property and Equipment*

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

### *Depreciation*

Depreciation of property and equipment is computed using the straight-line method based upon an estimated useful life of 5 years.

### *Income Taxes*

The Company has elected with its Parent to be a Qualified Subchapter S Subsidiary. Under these provisions, the Company's taxable income or loss is included in the Parent's tax return.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Reclassifications*

Certain amounts in the 2004 financial statements have been reclassified to conform with 2005 presentation.

*Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 3,736 |
| Computer equipment | | 3,314 |
| | | 7,050 |
| Less accumulated depreciation | ( | 2,294) |
| | $ | 4,756 |

Depreciation expense for the year ended December 31, 2005 amounted to $1,634.

## NOTE 3. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Boca Raton, Florida, expiring in 2007. The office facility lease is guaranteed by one of the Parent's stockholders. The Company is also obligated under five non-cancelable equipment leases expiring in 2006 and 2007. The approximate minimum annual lease commitments on the leases for years subsequent to December 31, 2005 are as follows:

| | | |
|---|---|---|
| 2006 | $ | 59,000 |
| 2007 | | 6,000 |
| | $ | 65,000 |

Rent expense and equipment rental expense for the year ended December 31, 2005 amounted to $56,544 and $17,089, respectively.

## NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2005, the Company's "Net Capital" was $131,115 which exceeded requirements by $126,115, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.28 to 1.

## NOTE 5. RISK CONCENTRATIONS

***Clearing and Depository Concentrations***

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2005, the deposit at clearing broker, commissions receivable and the payable to broker are held by and due to this brokerage firm.

***Deposits with Financial Institutions***

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

***Other Risk Concentrations***

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event, the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

## NOTE 6. RELATED PARTY TRANSACTIONS

***Due from Related Parties***

From time to time, the Company makes advances to related parties by virtue of common ownership. At December 31, 2005, advances to related parties approximated $126,000. These amounts are non-interest bearing, unsecured, due on demand and are reflected as due from related parties in the accompanying statement of financial condition.

***Private Placement Fees***

The Company earns private placement fees by acting as the placement agent on transactions consummated with related parties by virtue of common ownership. For the year ended December 31, 2005, private placement fees approximated $704,000 and are included in the accompanying statement of operations.

# SUPPLEMENTARY INFORMATION

## ALLEN KONRAD ASSET MANAGEMENT CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2005

| | | |
|---|---|---|
| **CREDITS** | | |
| Stockholder's equity | $ | 269,374 |
| **DEBITS** | | |
| Other assets | | 7,150 |
| Due from related parties | | 126,353 |
| Property and equipment, net | | 4,756 |
| Total debits | | 138,259 |
| **NET CAPITAL** | | 131,115 |
| **MINIMUM NET CAPITAL REQUIREMENT** - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $36,538 | | 5,000 |
| **EXCESS NET CAPITAL** | $ | 126,115 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 0.28 to 1 |
| **SCHEDULE OF AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued liabilities | $ | 31,614 |
| Payable to broker | | 2,904 |
| Distribution payable | | 2,020 |
| Total aggregate indebtedness | $ | 36,538 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005** | | |
| Net capital as reported in Company's Part IIA (unaudited) Focus report | $ | 131,115 |
| Net audit adjustments (Arising from reclassification of stockholder loan) | ( | 56,301) |
| Decrease in non-allowable assets (Arising from reclassification of stockholder loan) | | 56,301 |
| Net capital per above | $ | 131,115 |

See Independent Auditors' Report.

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Allen Konrad Asset Management Corp.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Allen Konrad Asset Management Corp. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
January 20, 2006